INVEST IN SKILLEST, INC.

The Platform For Remote Golf Coaching



skillest.com San Francisco CA

Technology B2C Sports

LEAD INVESTOR



Albert Lee

We invested in Skillest because we truly believe in their ability to help people of all skill levels improve at the game of golf. Brian, Baden, and Alan have built an exceptional team with great technical ability, a passion for the sport, and a deep understanding of what their customers need to shoot lower scores and enjoy the game more. Enabling anyone around the world to receive instruction from the world's best coaches is a complete game-changer, but ultimately, as they say, the proof is in the pudding. As customers of Skillest, we've managed to lower our handicaps by over 4 pts each and neither of us has ever played better. This team is just getting started and the online learning revolution has just begun. We're really looking forward to seeing where they go from here.

Invested $25,000 this round & $150,000 previously

Highlights

1. $2.5B spent on pro golf lessons per year. 221% increase in golf nets & screens in 2020.
2. $2M lessons purchased in 2021.
3. CEO was 95th employee at Yahoo! and co-founded Yahoo! Messenger.
4. Co-founder is a leading PGA Professional and contributing writer for Golf.com.
5. $2M raised to-date from angels & VCs (The House Fund, founders of MyFitnessPal, Caviar, Zuora).
6. Tons of runway from last funding round. We want you to be part of our journey.
7. Top students spend over $10K on the platform. 4.9 stars on App Store. 65 Net Promoter Score.
8. World-class instructors have coached Tiger Woods, Cam Smith, Kevin Na, Lydia Ko, and Steph Curry.

Our Team



Brian Park CEO

95th employee at Yahoo!; Co-founded Yahoo! Messenger. Previously COO at pokercoaching.com. 25 year startup veteran and growth expert. MBA from UC Berkeley.

Skillest was co-founded by Baden Schaff, a leading golf instructor in Australia. He was frustrated by the geographic limitations with traditional golf lessons. Baden also noticed that students who take golf lessons once per month rarely improved. The path to improvement requires frequent feedback and communication with your coach.



Baden Schaff Co-founder

Leading PGA Professional. Teaches all levels of golfers. Best young coach in Australia. Contributing writer for Golf.com



Alan Gao Co-founder

Master of Software Engineering University of Melbourne. Studied at Carnegie Mellon. Experienced app developer.

Pitch


Skillest
THE REMOTE GOLF COACHING PLATFORM

COMPANY HIGHLIGHTS

COACHES

COACHES CAN EARN
OVER $200K PER YEAR

STUDENTS

4.9 ★★★★★ ON APP STORE
65 NET PROMOTER SCORE

SPEND

TOP STUDENTS SPEND
OVER $10,000 ON SKILLEST

TEAM

CONSUMER INTERNET EXPERT
VISIONARY GOLF PRO
EXPERIENCED DEV TEAM

GROWTH

$2.0M LESSONS IN 2021
$1.3M LESSONS IN 2020
$427K LESSONS IN 2019

GOLF IS ON THE RISE

37%
INCREASE IN ROUNDS PLAYED IN DEC 2020

$2.5BN
GLOBAL MARKET FOR GOLF INSTRUCTION

33%
INCREASE IN GOLF APPAREL VS 2020

24M
MILLENNIALS PLAY OR ARE INTERESTED IN GOLF


PROBLEM FOR COACHES
01
LIMITED STUDENT POOL
Coaches are limited to students in the immediate geographic area
02
LIMITED FLEXIBILITY
Coaches can't set their own hours or earn income at night
03
MARKETING
Hard to recruit students. No "Yelp" for golf coaches
04
NO FREEDOM
Can't earn income unless they are at the course or driving range


PROBLEM FOR STUDENTS
01
ACCESSIBILITY
Students only have access to coaches in the immediate area.
02
COST
The in-person hourly lesson can become expensive.
03
INCONVENIENT
Frequent trips, scheduling, and making time for lessons
04
LESSON RETENTION
1-hour lessons tend to bombard students with information

SKILLEST SOLUTION


Recommended for you
Skillest Select
MARKETPLACE
VIDEO ANALYSIS TOOLS
LIVE ZOOM LESSONS
REAL TIME MESSAGING



BUSINESS MODEL

Service Fees

Customers pay 15% service fee on every lesson and subscription purchase

SAAS

Coaches pay $49/month to access Skillest's suite of coaching tools



SPEND ON PLATFORM



$2.5M
$2.0M
$1.5M
$1.0M
$0.5M
2019
2020
2021

COMPETITION COMPARISON

	Skillest	V1 SPORTS	GOLFTEC	SCHOOLS	CoachNow	YouTube
PERSONALIZED INSTRUCTION	✓	✓	✓	✓	✓	
MARKETPLACE OF THE BEST COACHES	✓			✓		
REMOTE VIDEO ANALYSIS	✓	✓		✓	✓	
REAL TIME ZOOM LESSONS	✓					
FEEDBACK BETWEEN LESSONS	✓			✓	✓	
SELF ANALYSIS TOOLS	✓	✓			✓	

BARRIERS TO ENTRY



MARKET LEADER
Brand is renowned for the best coaches

SOCIAL INFLUENCE
Skillest coaches have millions of followers

PARTNERSHIPS
With leading golf brands

DOMAIN EXPERTISE
6 years in the space building tools for coaches

LEADERSHIP



BADEN SCHAFF
CO-FOUNDER

Leading PGA Professional
Teaches all levels of golfers
Best young coach in Australia
Contributing writer Golf.com



BRIAN PARK
CEO

95th employee at Yahoo!
Co-founder Yahoo! Messenger
COO PokerCoaching.com
Growth expert



ALAN GAO
CO-FOUNDER

Master of Software Engineering
University of Melbourne
Studied at Carnegie Mellon
Experienced app developer

INVESTORS / ADVISORS



MIKE & ALBERT LEE, MYFITNESSPAL
Mike and Al co-founded MyFitnessPal, used by over 200 million users. Sold to UnderArmour in 2015 for $475 million.



JEREMY FIANCE, THE HOUSE FUND
Managing Partner at The House Fund, a pre-seed and early-stage VC fund for Berkeley's boldest startups.



SERGIO MONSALVE, ROBLES VENTURES
Former Partner at Norwest Venture Partners, on board/investor in Udemy, Kahoot!, and Adaptive Insights.



TIEN ZUO, CEO OF ZUORA
Tien is the CEO and Co-founder of Zuora (NYSE:ZUO). He co-founded Zuora in 2007 and took it public in 2018.



SHAWN TSAO, CO-FOUNDER CAVIAR
Shawn co-founded Caviar, a leading food delivery platform. Caviar was acquired by Square in 2014.



MIKE CARDAMONE, FORUM VC
Mike is CEO of Forum VC, a B2B SaaS focused accelerator and seed fund. Skillest was part of the accelerator.


WHY RAISE THROUGH WEFUNDER
01
COACH OWNERSHIP
We want our coaches to have the chance to own a part of the platform they are helping to build.
02
STUDENT OWNERSHIP
Our top customers spend over $10,000 on Skillest. Now they can be owners in the company too.
03
MARKETING EXPOSURE
Many angel investors enjoy golf. We hope to reach new customers through this funding round.
04
BROADEN INVESTORS
We want to allow more people to invest along side our Silicon Valley startup founders and investors.


Skillest